File Number 082-02819

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 JUN 19 P 4:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 June 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

06014518

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Response to Ofwat Announcement'.

Yours faithfully

M. Woodall

pp. **Gemma Knowles**
Company Secretarial Assistant

Encl.

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

dlw 6/19

OFWAT ANNOUNCEMENT

Severn Trent notes the announcement made today by Ofwat giving notice that it is proposing to impose a financial penalty on Severn Trent Water for its failure to achieve customer service performance standards .

As set out in our Announcement of 7 April we have been and will continue to work in full and open cooperation with Ofwat and if customers have been disadvantaged then Severn Trent Water shall reimburse them.

Contact details

Peter Gavan	Severn Trent Plc	0121 722 4310
Director of Corporate Affairs		07887 824275

www.severntrent.com